SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

EMANUEL R. PEARLMAN

LIBERATION INVESTMENT GROUP, LLC

330 MADISON AVE., 6TH FLOOR

NEW YORK, NY 10017

(212) 832-5100

(Name, address and telephone number of person authorized to receive notices and communications)

July 6, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

2,710,042
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

2,710,042

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

1,461,838
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

1,461,838

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

0
(8) SHARED VOTING POWER

4,171,880
(9) SOLE DISPOSITIVE POWER

0
(10) SHARED DISPOSITIVE POWER

4,171,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER

35,000
(8) SHARED VOTING POWER

4,206,880
(9) SOLE DISPOSITIVE POWER

35,000
(10) SHARED DISPOSITIVE POWER

4,206,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.20%
(14)	TYPE OF REPORTING PERSON

IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 26 (this “ Amendment “) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“ LILP “); (ii) Liberation Investments, Ltd. (“ LILTD “), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“ LIGLLC “), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “ Reporting Persons “), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005, Amendment No. 22 filed on January 26, 2006, Amendment No. 23 filed on August 14, 2006, Amendment No. 24 filed on August 29, 2006 and Amendment No. 25 filed on June 7, 2007 (the “ Schedule 13D “), relating to shares of common stock (the “ Common Stock “), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “ Company “).

Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 2.	IDENTITY AND BACKGROUND

As discussed further in Item 4, the Reporting Persons have formed a group (the “Group”) with Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger”), Harbinger Capital Partners Offshore Manager, L.L.C., the investment manager of Harbinger, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbert Management Corporation (“HMC”), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of Harbinger and the Special Fund, Raymond J. Harbert , a shareholder of HMC, and Michael D. Luce, a shareholder of HMC, for the purpose of (i) opposing the Restructuring; and (ii) proposing the Shareholder Plan described in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION

On July 5, 2007 the Reporting Persons formed a Group with Harbinger for the purpose of (i) opposing the Restructuring; and (ii) proposing the Shareholder Plan.

On July 4, 2007, Kasowitz, Benson, Torres and Friedman LLP, counsel to the Reporting Persons and Harbinger, sent a letter (the “Shareholder Plan Letter”) (a copy of which is attached hereto as exhibit 99.38) to the Board in which LILP, LILTD, Harbinger and the Special Fund (the “Shareholders”) propose a plan of reorganization (the “Shareholder Plan”). The Shareholder Plan would adopt the terms of the Restructuring, with the following modifications: (i) existing shareholders would receive 10% of the reorganized equity of the Company and rights to participate in a rights offering for an additional 10% of the reorganized equity, (ii) Harbinger and the Special Fund would backstop the rights offering and own 80% of the reorganized equity of the Company in any event, (iii) holders of Senior Subordinated Notes would receive $60 million in cash in lieu of reorganized equity of the Company, (iv) holders of claims in Class 6-B-1 (Rejection Claims Against Bally) would receive payment in full in cash in the allowed amount of their claims, and (v) holders of claims in Class 7 (Subordinated Claims) would receive payment in full in cash.

In addition, the Shareholder Plan Letter demands that the Company delay the filing of any bankruptcy proceedings in furtherance of the Restructuring to enable the Shareholders to complete their due diligence and sign a definitive agreement with the Shareholders on an expedited basis. The foregoing description of the Shareholder Plan Letter is a summary only and is qualified in its entirety by reference to the Shareholder Plan Letter, which is attached hereto as Exhibit 99.38.

In addition to the foregoing, the Group may engage in discussions with the Company’s stockholders, management, Board or third parties with respect to the Restructuring, the matters set forth in the Shareholder Plan Letter, alternative strategies to maximize stockholder value, the formulation of additional plans or proposals to refinance or restructure the Company’s indebtedness, or means to improve the Company’s governance.

The Group may also engage in discussions with the Company’s stockholders with respect to their investment in the Company, the possible formation of a committee of holders of the Common Stock, measures to actively resist the implementation of the Restructuring and preserve stockholder value, strategies to ensure that the Board and the management of the Company fully and faithfully discharge their fiduciary duties to stockholders, and such other actions with respect to their investment in the Company as the Group may determine to be appropriate.

The Group may determine to attempt to arrange or participate with third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or substantially all of the Company’s assets, a reorganization, a recapitalization, liquidation, or a significant debt or equity investment. The Group may or may not participate in such a transaction.

In addition to the foregoing, the Group may pursue other alternatives to maximize the value of their investment in the Company. Such alternatives could include, without limitation, the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the Common Stock now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. The Group may also transfer shares to another member of the Group or one or more third parties.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the following person have the following interests in the Common Stock of the Company:

(i)	LILP beneficially owns 2, 710,042 shares of Common Stock and is the beneficial owner of 6.57% of the Common Stock, not including the shares of Common Stock beneficially owned by Harbinger. Including shares owned by Harbinger, LILP beneficially owns 4,619,450 shares of Common Stock and is the beneficial owner of 11.20% of the Common Stock.

(ii)	LILTD beneficially owns 1,461,838 shares of Common Stock and is the beneficial owner of 3.54% of the Common Stock, not including the shares of Common Stock beneficially owned by Harbinger. Including shares owned by Harbinger, LILTD beneficially owns 4,619,450 shares of Common Stock and is the beneficial owner of 11.20% of the Common Stock.

(iii)	LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILTD, beneficially owns 4,171,880 shares of Common Stock and is the beneficial owner of 10.11% of the Common Stock, not including the shares of Common Stock beneficially owned by Harbinger. Including shares owned by Harbinger, LIGLLC, beneficially owns 4,619,450 shares of Common Stock and is the beneficial owner of 11.20% of the Common Stock.

(iv)	Mr. Pearlman beneficially owns 35,000 shares of Common Stock and, as the majority member and General Manager of LIGLLC, beneficially owns 4,206,880 shares of Common Stock, and is the beneficial owner of 10.20% of the Common Stock, not including the shares of Common Stock beneficially owned by Harbinger. Including shares owned by Harbinger, Mr. Pearlman beneficially owns 4,619,450 shares of Common Stock and is the beneficial owner of 11.20% of the Common Stock.

(v)	Based on information provided by Harbinger, Harbinger beneficially owns 412,570 shares of Common Stock, and is the beneficial owner of 1.0% of the Common Stock, not including the shares of Common Stock owned by the Reporting Persons. Including shares owned by the Reporting Persons, Harbinger beneficially owns 4,619,450 shares of Common Stock and is the beneficial owner of 11.20% of the Common Stock.

The Reporting Persons in the aggregate may be deemed to own 11.20% of the Common Stock of the Company.

(b) The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Company Stock:

	LILP	LILtd	LIGLLC	Mr. Pearlman
Sole Power to Vote/Direct Vote	0	0	0	35,000
Shared Power to Vote/Direct Vote	2,710,042	1,461,838	4,171,880	4,206,880
Sole Power to Dispose/Direct Disposition	0	0	0	35,000
Shared Power to Dispose/Direct Disposition	2,710,042	1,461,838	4,171,880	4,206,880

(c) The following is a list of all purchases or sales of the Company’s Common Stock by the Reporting Persons within the past 60 days:

(i) On July 5, 2007, (i) LILP sold 268,171 shares of Common Stock pursuant to the Purchase and Sale Agreement, at a price of $0.50 per share, and (ii) LILTD sold 144,399 shares of Common Stock pursuant to the Purchase and Sale Agreement, at a price of $0.50 per share.

(d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 5, 2007, LILP, LILTD and Harbinger entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) pursuant to which LILP sold 268,171 shares of Common Stock of the Company and LILTD sold 144,399 shares of Common Stock of the Company (together, the “Purchased Shares”) to Harbinger in exchange for (i) a purchase price of $0.50 per share, or an aggregate purchase price of $206,285.00 (ii) contingent post closing consideration in the form of a right to receive 10% of any return received by Harbinger or its affiliates on its investment in the Company in connection with a reorganization of the Company by Harbinger and sellers which reorganization is actually consummated within 360 days of the sale under the Purchase and Sale Agreement (an “Acceptable Reorganization”), after certain expenses, in excess of the amount required to provide Harbinger with an annual internal rate of return of 20% on such investment, and (iii) a right to receive additional cash compensation based on the increase in value of the Common Stock of the Company from $0.60 per share to the fair market value at the Measurement Date in respect of 4,171,880 shares of Common Stock or such other number of shares equivalent to the number of shares a 10% owner of the Company as of June 30, 2007 would be entitled to receive in an Acceptable Reorganization (x) upon a disposition by Harbinger of equity securities of the Company as a result of which Harbinger will own less than 10% of the total common stock of the Company or (y) upon the second anniversary of the closing of an investment pursuant to an Acceptable Reorganization, each of (x) or (y), as applicable, a “Measurement Date”.

Pursuant to the Purchase and Sale Agreement the parties have further agreed, as soon as practicable after the closing date under the Purchase and Sale Agreement, to enter into a joint defense agreement pursuant to which the parties will agree to engage and be represented by the same legal counsel (i) in connection with any matter concerning the parties joint interests with respect to the Company’s restructuring, and (ii) in connection with any bankruptcy proceeding.

In addition, pursuant to the Purchase and Sale Agreement the parties agreed to cooperate and work together in pursuing a restructuring and/or reorganization of the Company, whether in-court or out-of-court, on mutually-agreeable terms. The parties further agree to cooperate and work together in undertaking appropriate due diligence relating to a reorganization, and in negotiating and drafting, appropriate documentation in relation to such reorganization. .The foregoing description of the Purchase and Sale Agreement is a summary only and is qualified in its entirety by reference to the Purchase and Sale Agreement, which attached hereto as Exhibit 99.36.

LILP, LILTD and Harbinger also entered into a Letter Agreement, dated July 5, 2007 (the “Letter Agreement”) pursuant to which the parties recognized, among other things, that Harbinger has entered into one of more prior transactions with the Company as a result of which Harbinger may have or may later come into possession of non-public information related to the Company that may not be known to LILP or LILTD. The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 99.37.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this Amendment:

Exhibit 99.36.	Purchase and Sale Agreement, dated July 5, 2007, among Liberation Investments, L.P., Liberation Investments, Ltd. and Harbinger Capital Partners Master Fund 1, LTD.

Exhibit 99.37.	Letter Agreement, dated July 5, 2007, among Liberation Investments, L.P., Liberation Investments, Ltd. and Harbinger Capital Partners Master Fund 1, LTD.

Exhibit 99.38.	Letter to the Board of Directors of the Company, dated July 4, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman